April 30, 2019

Lisa Larkin

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Funds Trust (the “Trust”)

File Nos.: 333-230174

Dear Ms. Larkin and Ms. Miller:

On March 8, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), related to the proposed reorganization (the “Reorganization”) of the Leader Short Duration Bond Fund, the Leader Total Return Fund, and the Leader Floating Rate Fund, each a series of Northern Lights Fund Trust (individually, each an “Acquired Fund” and together, the “Acquired Funds”), into corresponding newly created shell series in the Trust (individually, each an “Acquiring Fund” and together, the “Acquiring Funds”). You each provided oral comments relating to the filing on behalf of the staff of the Commission (the “Staff”) to which we responded via a letter filed as correspondence on April 12, 2019. We also filed post-effective amendment No. 1 to Registration Statement on April 24, 2019 (“Post-Effective Amendment No. 1”) which incorporated the changes made to the Registration Statement in response to the Staff’s comments. On April 29, 2019, Ms. Miller provided two additional oral comments relating to the filing of Post-Effective Amendment No. 1. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

1.	Include a representation in footnote 3 to the expense table of the Leader Floating Rate Fund that any management fees waived or expenses of the Acquired Fund absorbed by the Adviser that are subject to recoupment by the Adviser from the Acquired Funds will be carried forward to the Acquiring Funds.

Response: The following disclosure has been added to Footnote 3 to the Leader Floating Rate Fund fee table: “Any management fees waived or expenses of the Leader Floating Rate Fund that were previously absorbed by the Adviser subject to recoupment are being carried forward to the Acquiring Fund.”

2.	Please revise the capitalization table to include net assets and shares outstanding for each class of shares of each Fund.

Response: The capitalization table has been revised as follows:

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Lisa Larkin

Ms. Megan Miller

U.S. Securities and Exchange Commission

April 30, 2019

1.	Capitalization

The capitalization of each Leader Fund as of April 1, 2019, and the corresponding Acquiring Fund’s pro forma combined capitalization as of that date after giving effect to the proposed Reorganization are as follows:

Leader Short Duration Bond Fund
(unaudited)	Leader Fund	Pro forma Acquiring Fund
Net Assets – Class A	$ 6,894,458.51	$ 6,894,458.51
Net Assets – Class C	$ 3,419,455.60	$ 3,419,455.60
Net Assets – Institutional Class	$ 48,958,633.31	$ 48,958,633.31
Net Assets – Investor Class	$ 44,775,318.75	$ 44,775,318.75
Shares Outstanding – Class A	777,665.291	777,665.291
Shares Outstanding – Class C	385,025.776	385,025.776
Shares Outstanding – Institutional Class	5,464,899.357	5,464,899.357
Shares Outstanding – Investor Class	5,039,715.338	5,039,715.338
Net Asset Value per Share - Class A	$ 8.87	$ 8.87
Net Asset Value per Share - Class C	$ 8.88	$ 8.88
Net Asset Value per Share – Institutional Class	$ 8.96	$ 8.96
Net Asset Value per Share – Investor Class	$ 8.88	$ 8.88

Leader Total Return Fund		Pro forma
(unaudited)	Leader Fund	Acquiring Fund
Net Assets – Class A	$ 7,721,229.70	$ 7,721,229.70
Net Assets – Class C	$ 899,080.67	$ 899,080.67
Net Assets – Institutional Class	$15,085,336.30	$15,085,336.30
Net Assets – Investor Class	$10,533,647.91	$10,533,647.91
Shares Outstanding – Class A	781,431.250	781,431.250
Shares Outstanding – Class C	90,296.409	90,296.409
Shares Outstanding – Institutional Class	1,526,917.176	1,526,917.176
Shares Outstanding – Investor Class	1,062,453.462	1,062,453.462
Net Asset Value per Share – Class A	$ 9.88	$ 9.88
Net Asset Value per Share – Class C	$ 9.96	$ 9.96
Net Asset Value per Share – Institutional Class	$ 9.88	$ 9.88
Net Asset Value per Share – Investor Class	$ 9.91	$ 9.91

Leader Floating Rate Fund

(unaudited)	Leader Fund	Pro forma Acquiring Fund
Net Assets – Institutional Class	$ 163,134,317.95	$ 163,134,317.95
Net Assets – Investor Class	$ 25,265,059.54	$ 25,265,059.54
Shares Outstanding – Institutional Class	16,234,835.816	16,234,835.816
Shares Outstanding – Investor Class	2,515,953.969	2,515,953.969
Net Asset Value per Share – Institutional Class	$ 10.05	$ 10.05
Net Asset Value per Share – Investor Class	$ 10.04	$ 10.04

Ms. Lisa Larkin

Ms. Megan Miller

U.S. Securities and Exchange Commission

April 30, 2019

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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